UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2021
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2021

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the Renasant Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes to the financial statements (collectively, “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan's auditor since 2005.

Memphis, Tennessee
June 24, 2022

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2021	2020

Assets
Investments, at fair value
Mutual funds	$138,964	$115,570
Separately managed accounts	140,528	123,870
Renasant Corporation common stock	25,961	25,742
Total investments	305,453	265,182

Receivables
Company contributions	5,053	10,811
Participant contributions	219	187
Notes receivable from participants	3,359	3,365
Total receivables	8,631	14,363

Total assets	$314,084	$279,545

Net assets available for benefits	$314,084	$279,545

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2021	2020

Investment income
Interest	$162	$180
Dividends	6,746	3,887
Net appreciation in fair value of investments	29,107	28,226
Other income	—	3
Total investment income	36,015	32,296

Contributions
Company	12,129	18,077
Participants	13,050	13,123
Rollovers	2,096	2,019
Total contributions	27,275	33,219

Deductions
Benefits paid to participants	28,736	23,692
Corrective distributions	3	—
Administrative expenses and fees	12	13
Total deductions	28,751	23,705

Net increase in net assets available for benefits	34,539	41,810

Net assets available for benefits:
Beginning of year	279,545	237,735

End of year	$314,084	$279,545

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan
This description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan that includes a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Bank (the “Bank”) and its parent company, Renasant Corporation (the “Company”), as well as all employees of the Bank's wholly-owned subsidiaries, Renasant Insurance, Inc. and Park Place Capital Corporation. The Plan was amended in 2020 to: (a) change the Bank's profit-sharing contribution to a discretionary contribution; (b) modify the class of participants eligible to receive an allocation of the profit-sharing contribution; (c) add Park Place Capital Corporation as a participating employer; and (d) incorporate some provisions of the CARES Act, modifying rules related to certain distributions and loans made during 2020. The Plan was amended in 2021, such that executive officers are no longer eligible to receive an allocation of the Bank's profit-sharing contributions.

Eligibility: Common law employees, other than employees subject to a collective bargaining agreement, non-resident aliens and temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan document. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

The Bank matches 100% of each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Bank may elect to make a profit sharing contribution in any year, allocated as a level percentage of the compensation of each eligible participant and the same percentage of compensation of each eligible participant in excess of the Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Profit sharing contributions are made and allocated at the end of the Plan Year to the accounts of eligible participants (a) who are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) who die or become disabled during the Plan Year, or (c) who attain the normal retirement age while employed. No additional contributions are allocated to money purchase accounts or ESOP accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day. The Plan allows participants to invest in common stock of the Bank's parent company - Renasant Corporation (“Employer Stock”). Participants may elect annually whether cash dividends paid on Employer Stock will be re-invested in additional shares of Employer Stock within the individual participant's account or be paid to the participant in cash.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching contributions made prior to January 1, 2017 and nondiscretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan (continued)

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Safe harbor matching contributions made after January 1, 2017, vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future employer contributions. There were forfeitures used in the amount of $400,000 and $476,960 for the years ended December 31, 2021 and 2020, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects.

Administrative Expenses: Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Company at the Company's discretion.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2021, the Prime Rate was 3.25%. The interest rate is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note B – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred after December 31, 2021 through the date of issuance of its financial statements.

No significant events that required adjustment to or disclosure in the financial statements occurred prior to the issuance of the accompanying financial statements.

Note C – Related Party Transactions

Renasant Bank sponsors the Plan. Common stock of the Company is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are offered in the form of separately managed accounts, each consisting of mutual funds. Although these separately managed accounts bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on July 27, 2017, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note G – Fair Value Measurements (continued)

The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Mutual funds: These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)

Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)

Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year. (Level 1)

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2021 and 2020:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2021
Mutual funds	$138,964	$138,964
Separately managed accounts	140,528	140,528
Renasant Corporation common stock	25,961	25,961
Total investments	$305,453	$305,453

December 31, 2020
Mutual funds	$115,570	$115,570
Separately managed accounts	123,870	123,870
Renasant Corporation common stock	25,742	25,742
Total investments	$265,182	$265,182

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2021
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Baird	Core Plus Bond Institutional	***	$1,941
	Columbia	Small Cap Growth 13	***	122
**	Federated	Government Obligation Premier	***	16,278
**	Federated	Institutional High Yield Bond R6	***	2,603
**	Federated	Small Cap FD R6FKALX	***	6,081
**	Federated	Total Return Bond R6	***	1,369
	Hartford	Dividend and Growth R6	***	2,475
	Oppenheimer	International Small-Mid Co Y	***	6,052
	John Hancock	International Growth R6	***	1,159
	JP Morgan	Equity Income R6	***	4,827
	JP Morgan	Growth Advantage R6	***	17,514
	JP Morgan	Hedged Equity R6	***	7,885
	JP Morgan	Undiscovered MGRS Behavioral Value L	***	3,099
	Metropolitan West	Total Return Bond - I	***	5,054
	MFS	Mid Cap Growth R6	***	6,880
	MFS	Mid Cap Value R6	***	2,823
	T. Rowe Price	Blue Chip Growth	***	12,162
	T. Rowe Price	Emerging Markets Stock I	***	724
	Vanguard	Developed Markets Index Admiral	***	2,956
	Vanguard	Large Cap Index Admiral	***	8,463
	Vanguard	Mid Cap Index Admiral	***	5,413
	Vanguard	Small Cap Index Fund Admiral	***	5,284
	Vanguard	Total Intl Stock Index Admiral	***	764
	Vanguard	Total Stock MRK Index Admiral	***	17,036
				138,964

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Account:
	Baird	Core Plus Bond Institutional	***	744
	Calamos Timpani	Small Cap Growth R6	***	78
	Federated	Government Obligation Premier	***	700
	Federated	Institutional High Yield Bond R6	***	351
	Federated	Total Return Bond R6	***	746
	First Eagle	Global I	***	78
	Hartford	Dividend & Growth R6	***	156
	MFS	Mid Cap Growth R6	***	78
	MFS	Mid Cap Value R6	***	311
	Oppenheimer	International Small-Mid Company	***	233

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2021
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Pimco	Income Institutional	***	960
	Janus Henderson	Global Equity	***	163
	John Hancock	International Growth R6	***	163
	JP Morgan	Equity Income	***	155
	JP Morgan	Global Bond Opportunities R6	***	622
	JP Morgan	Growth Advantage R6	***	117
	JP Morgan	Hedged Equity R6	***	155
	JP Morgan	Undiscovered Mgrs Behavioral	***	233
	T. Rowe Price	Blue Chip Growth Inv	***	117
	T. Rowe Price	Emerging Markets Stock I	***	78
	Schwab	Treasury Inflation Report	***	117
	Vanguard	Developed Markets Index Admiral Class	***	218
	Vanguard	Large Cap Index Admiral Class	***	311
	Vanguard	Real Estate Index Admiral	***	155
	Western Asset	Core Bond IS	***	746
	Total Renasant Bank Income Fund			7,785

*/**	Renasant Bank Conservative Growth Account:
	Baird	Core Plus Bond Institutional	***	6,326
	Calamos Timpani	Small Cap Growth R6	***	1,595
	Federated	Government Obligation Premier	***	5,584
	Federated	Institutional High Yield Bond R6	***	2,804
	Federated	Total Return Bond R6	***	6,349
	First Eagle	Global I	***	798
	Hartford	Dividend & Growth R6	***	1,196
	MFS	Mid Cap Growth R6	***	798
	MFS	Mid Cap Value R6	***	3,191
	Oppenheimer	International Small-Mid Company	***	2,393
	Pimco	Income Institutional	***	8,163
	Janus Henderson	Global Equity	***	2,393
	John Hancock	International Growth R6	***	2,393
	JP Morgan	Equity Income	***	1,196
	JP Morgan	Global Bond Opportunities R6	***	6,382
	JP Morgan	Growth Advantage R6	***	798
	JP Morgan	Hedged Equity R6	***	2,393
	JP Morgan	Undiscovered Mgrs Behavioral	***	3,191
	T. Rowe Price	Blue Chip Growth Inv	***	798
	T. Rowe Price	Emerging Markets Stock I	***	1,595

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2021
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Schwab	Treasury Inflation Report	***	1,196
	Vanguard	Developed Markets Index Admiral Class	***	3,191
	Vanguard	Large Cap Index Admiral Class	***	6,382
	Vanguard	Real Estate Index Admiral	***	2,393
	Western Asset	Core Bond IS	***	6,337
	Total Renasant Bank Conservative Growth Plan			79,835

*/**	Renasant Bank Moderate Growth Account:
	Baird	Core Plus Bond Institutional	***	1,329
	Calamos Timpani	Small Cap Growth R6	***	439
	Federated	Government Obligation Premier	***	1,096
	Federated	Institutional High Yield Bond R6	***	881
	Federated	Total Return Bond R6	***	1,334
	First Eagle	Global I	***	439
	Hartford	Dividend & Growth R6	***	373
	MFS	Mid Cap Growth R6	***	439
	MFS	Mid Cap Value R6	***	1,096
	Oppenheimer	International Small-Mid Company	***	877
	Pimco	Income Institutional	***	1,716
	Janus Henderson	Global Equity	***	789
	John Hancock	International Growth R6	***	789
	JP Morgan	Equity Income	***	373
	JP Morgan	Global Bond Opportunities R6	***	1,316
	JP Morgan	Growth Advantage R6	***	263
	JP Morgan	Hedged Equity R6	***	658
	JP Morgan	Undiscovered Mgrs Behavioral	***	877
	T. Rowe Price	Blue Chip Growth Inv	***	263
	T. Rowe Price	Emerging Markets Stock I	***	658
	Schwab	Treasury Inflation Report	***	439
	Vanguard	Developed Markets Index Admiral Class	***	1,053
	Vanguard	Large Cap Index Admiral Class	***	2,456
	Vanguard	Real Estate Index Admiral	***	658
	Western Asset	Core Bond IS	***	1,334
	Total Renasant Bank Moderate Growth Plan			21,945

*/**	Renasant Bank Growth Account:
	Baird	Core Plus Bond Institutional	***	639
	Calamos Timpani	Small Cap Growth R6	***	484

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2021
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	Government Obligation Premier	***	645
	Federated	Institutional High Yield Bond R6	***	729
	Federated	Total Return Bond R6	***	642
	First Eagle	Global I	***	323
	Hartford	Dividend & Growth R6	***	403
	MFS	Mid Cap Growth R6	***	323
	MFS	Mid Cap Value R6	***	968
	Oppenheimer	International Small-Mid Company	***	807
	Pimco	Income Institutional	***	825
	Janus Henderson	Global Equity	***	581
	John Hancock	International Growth R6	***	581
	JP Morgan	Equity Income	***	403
	JP Morgan	Global Bond Opportunities R6	***	807
	JP Morgan	Growth Advantage R6	***	403
	JP Morgan	Hedged Equity R6	***	484
	JP Morgan	Undiscovered Mgrs Behavioral	***	807
	T. Rowe Price	Blue Chip Growth Inv	***	403
	T. Rowe Price	Emerging Markets Stock I	***	645
	Schwab	Treasury Inflation Report	***	403
	Vanguard	Developed Markets Index Admiral Class	***	774
	Vanguard	Large Cap Index Admiral Class	***	1,936
	Vanguard	Real Estate Index Admiral	***	484
	Western Asset	Core Bond IS	***	641
	Total Renasant Bank Growth Plan			16,140

*/**	Renasant Bank Aggressive Growth Account:
	Baird	Core Plus Bond Institutional	***	347
	Calamos Timpani	Small Cap Growth R6	***	444
	Federated	Government Obligation Premier	***	593
	Federated	Institutional High Yield Bond R6	***	446
	Federated	Total Return Bond R6	***	346
	First Eagle	Global I	***	296
	Hartford	Dividend & Growth R6	***	393
	MFS	Mid Cap Growth R6	***	444
	MFS	Mid Cap Value R6	***	889
	Oppenheimer	International Small-Mid Company	***	889
	Pimco	Income Institutional	***	446
	Janus Henderson	Global Equity	***	667

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2021
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	John Hancock	International Growth R6	***	667
	JP Morgan	Equity Income	***	393
	JP Morgan	Global Bond Opportunities R6	***	593
	JP Morgan	Growth Advantage R6	***	319
	JP Morgan	Hedged Equity R6	***	593
	JP Morgan	Undiscovered Mgrs Behavioral	***	741
	T. Rowe Price	Blue Chip Growth Inv	***	318
	T. Rowe Price	Emerging Markets Stock I	***	889
	Schwab	Treasury Inflation Report	***	296
	Vanguard	Developed Markets Index Admiral Class	***	889
	Vanguard	Large Cap Index Admiral Class	***	1,986
	Vanguard	Real Estate Index Admiral	***	593
	Western Asset	Core Bond IS	***	346
	Total Renasant Bank Aggressive Growth Plan			14,823

	Total Separately managed accounts (fund of funds)			$140,528

	Common stock fund
**	Renasant Corporation	Common Stock	***	$25,961

	Receivables
**	Company Contributions	Company's matching and nondiscretionary contribution	***	$5,053
**	Participant Contributions	Participant contributions made in 2022 earned in 2021	***	$219
**	Notes Receivable from Participants	Range of interest rates from 3.50% to 6.50% with maturity dates through 2031	***	$3,359

	Total assets (held at end of year)			$314,084

*    Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940, as amended.
**        Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 24, 2022	by:	/s/ Leslie Barry
Leslie Barry
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm